Exhibit 99.36

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels’ CEO Issues Update to Shareholders

Toronto, Ontario – April 3, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) today issued a letter updating shareholders after the recent merger with Titan Uranium Inc. The letter from CEO Stephen Antony is presented in its entirety below:

Dear Shareholders,

With the close of our recent merger with Titan Uranium, we felt this was the ideal opportunity for Energy Fuels to welcome new shareholders from Titan and to update our existing shareholders.

This merger marks Energy Fuels’ entry into an exclusive club that includes the largest uranium companies in the United States. In fact, the combined company’s new asset portfolio catapults Energy Fuels from 13th to 3rd among companies with NI 43-101 compliant resources in the United States. Energy Fuels, as the surviving company of the merger, will remain focused on developing and expanding U.S. uranium and vanadium assets and building the first new U.S. uranium mill in over 30 years. It is also important to note that 82% of the company’s resources are in four development stage projects that are either fully-permitted (the Whirlwind and Energy Queen Mines) or in the midst of permitting (Sheep Mountain and Sage Plain).

This strategic merger was clearly an important milestone for Energy Fuels, as it nearly tripled the company’s U.S. based measured and indicated uranium assets to 39.6 lbs. U3O8. This includes 18.4 million lbs. of mineral reserves. In addition, the company was already one of the nation’s largest holders of vanadium resources at 34.8 million lbs. V2O5.1

Last month, a new Preliminary Feasibility Study (PFS) was completed on the Sheep Mountain Project which Energy Fuels acquired in the merger. The PFS shows robust project economics with Internal Rates of Return up to 42%. In addition, a significant portion of the mineral reserve is accessible through open pit mining techniques, resulting in competitive operating expenses of $32.31 per pound of uranium.

The license to build the Piñon Ridge Mill was granted in 2011 and remains in full force while we work with the State of Colorado to defend it from a legal challenge by a nongovernmental organization. Once built, the mill will be the first uranium mill constructed in the United States in over 30 years. The mill is being designed to recover both uranium and vanadium from the regions’ many uranium and vanadium mines. It is initially being permitted to process 500 tons of ore per day, but is designed for expansion to 1,000 tons per day through a future permitting effort, if market conditions warrant. The mill will utilize state of the art technology to ensure that both the public and the environment are protected. In addition, the commissioning of the mill and opening of local mines will dramatically improve the economy of the area through the creation of direct and indirect jobs. As a result, the project enjoys overwhelming support from local communities.

With fully permitted mines, other key projects in permitting, a mill license, and an experienced management team executing an aggressive western United States consolidation program, Energy Fuels is well positioned to capitalize on the resurgence of nuclear power around the World. The lessons of the Fukushima disaster are being implemented and most nations have reiterated their commitment to nuclear energy as a clean, affordable, and carbon-free source of base-load electricity. In fact, according to the Nuclear Energy Institute, there are 65 nuclear reactors under construction around the World, 28 of which are in China, 10 in Russia, and 7 in India. And, in the last two months, the U.S. Nuclear Regulatory Commission approved licenses to construct and operate two new nuclear reactors in Georgia and two in South Carolina - the first approvals in the U.S. in over 30 years. Energy Fuels believes the security of supply for uranium will become very important for Americans and domestic production will be highly valued.

Finally, Energy Fuels’ merger with Titan brings the expertise of several key players in the Uranium sector including: Sheldon Inwentash, a key figure in the Canadian mining capital markets space; Richard Patricio, VP legal & Corporate Affairs for Pinetree Capital and Mega Uranium; and Larry Goldberg, a chartered accountant and former CFO for Pinetree Capital and Mega Uranium. These gentlemen complement our already experienced and accomplished Board of Directors.

In closing, I wish to reiterate that Energy Fuels is making spectacular strides in achieving our goal of becoming the pre-eminent American conventional uranium producer. More information is available on Energy Fuels’ website (www.energyfuels.com).

Best regards,

Stephen P. Antony
President & Chief Executive Officer

1 Indicated Mineral Resource at the Sheep Mountain Project of 12,895,000 tons at an average grade of 0.12% eU3O8 (30,285,000 lbs. eU3O8). This figure includes Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8 (18,365,000 lbs. eU3O8).

Measured & Indicated Mineral Resource on Energy Fuels’ Colorado Plateau properties of 1,951,486 tons at an average grade of 0.24% eU3O8 and 0.89% V2O5 (9,371,821 lbs. eU3O8 and 34,862,116 lbs. V2O5).

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com